SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2005 NOV -9 P 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

4 November 2005

05012435

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 1 0 2005
THOMSON
FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802241 8D

November 4, 2005

SEMBCORP INDUSTRIES UNWINDS ITS INTEREST IN PT BINTAN LAGOON RESORT

SembCorp Industries would like to announce that Ernst & Young, the appointed Receiver for its associate company Bintan Lagoon Resort Limited ("BLR"), has disposed of BLR'S entire shareholding in PT Bintan Lagoon Resort ("PT BLR"). With this, SembCorp Industries' interest in PT BLR has now ceased.

The sale of BLR's shares in PT BLR was conducted through a competitive tender conducted by the Receiver. Based on SCI's share of the proceeds, this disposal will result in a write back of approximately $18 million of prior years' provision for loans extended to PT BLR.

Assuming that the transaction was completed on January 1, 2004, the Group's proforma EPS after EI (restated) for FY2004 would have been 22.46 cents instead of 21.47 cents.

By Order of the Board
Linda Hoon Siew Kin (Ms)
Group Company Secretary

Media and analysts' contact:

Ms Lim Siew Khee
Group Corporate Relations
Tel: (65) 6723 3076
Fax: (65) 6822 3240
E-mail: lim.siewkhee@sembcorp.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	04-Nov-2005 17:13:13
Announcement No.	00039

>> Announcement Details
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Announcement Title *	SEMBCORP INDUSTRIES UNWINDS ITS INTEREST IN PT BINTAN LAGOON RESORT
Description	
Attachments:	PTBLR-Final.pdf Total size = **15K** (2048K size limit recommended)

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